Exhbit 99.1

Atna Commences Underground Program at Pinson with a Bang

Vancouver, B.C. (June 9, 2004). Atna Resources Ltd. (ATN:TSX) is pleased to announce the underground program has commenced with the blasting of the portal opening at the Pinson gold project, Humboldt County, Nevada. The program is designed to fast track the project towards production by completing reserve delineation drilling and underground development. Twenty-one drill holes totaling 16,000 feet are planned from surface and an additional 32 drill holes totaling 15,400 feet is planned underground. A production-sized adit was collared May 31, 2005 to provide access to the underground drill platforms by late summer. The adit, collared in the lower bench of the CX open pit, will provide early access to bulk sample and test mine gold mineralization in the Range Front zone which hosts a major portion of the gold resource announced in late-February (February 23, 2005). The Pinson gold project hosts Measured and Indicated Resources of 1.758 million tons grading 0.30 oz/ton gold at 0.15 oz/ton gold (519,000 contained ounces). Additionally, the project is estimated to host Inferred Resources of 4.211 million tons grading 0.32 oz/ton gold at a cut-off of 0.15 oz/ton gold (1.332 million contained ounces gold). Drill intersections outside the boundary of the resource estimate demonstrate that the zones are open to increase in size along strike and down dip. Several other targets on the property underscore the potential for additional discoveries.

The initial delineation drilling on the Range Front zone is designed to convert a significant portion of the Range Front Resource from the current Indicated and Inferred Resource categories to Measured Resources. Measured resources will subsequently be moved into the Proven and Probable Reserve category upon completion of a mine plan and feasibility study later in the year.

Atna acquired an option to earn a 70% interest in the Pinson project in August 2004 from Pinson Mining Company (Barrick Gold) and has been aggressively moving the project forward. The company has completed the Phase 1 program late-February that included a re-assay program of all mineralized holes in the CX and Range Front zones, restructuring and audit of the drill hole database, 31,000 feet of drilling and resulted in a resource estimate supported by a SEDAR filed 43-101 technical report.

David Watkins, President of Atna, remarks, “Commencing underground work at the Pinson Gold Project moves Atna one step nearer its goal of becoming a self-sustaining operating company with robust cash flow and the ability to grow through discovery and acquisition. We are moving Pinson forward at a rapid pace to capitalize on the current gold price and bring the value of this project to our shareholders.”

Atna is focused on building a successful gold exploration, development, and mining enterprise in Nevada. The company is working on a portfolio of exploration projects, including the Pinson mine, where underground exploration and development may result in gold production as early as the second quarter of 2006.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

For further information contact:

Deanna McDonald, Corporate Communications Manager & Geologist
Tel: (604) 684-2285; Fax: (604) 684-8887 E-mail: dmcdonald@atna.com Website: www.atna.com